UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           IRON MOUNTAIN INCORPORATED
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   462846 10 6
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[x]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  462846 10 6


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas W. Smith
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           777,033
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          3,081,640
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         777,033
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            3,081,640
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,858,673
________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     7.0%
________________________________________________________________________________
12   TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

CUSIP No. 462846 10 6

________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas N. Tryforos
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5    SOLE VOTING POWER

   SHARES           23,751
               _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

  OWNED BY          3,081,640
               _________________________________________________________________
    EACH       7    SOLE DISPOSITIVE POWER

  REPORTING         23,751
               _________________________________________________________________
   PERSON      8    SHARED DISPOSITIVE POWER

    WITH            3,081,640
________________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,105,391
________________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

     Not Applicable
________________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     5.7%
________________________________________________________________________________
12   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

ITEM 1.   (a)  Name of Issuer:

               Iron Mountain Incorporated

          (b)  Address of Issuer's Principal Executive Offices:
               745 Atlantic Avenue
               Boston, Massachusetts  02111

ITEM 2.   (a)  Name of Person Filing:

               (i)  Thomas W. Smith

               (ii) Thomas N. Tryforos

               The filing of this Statement shall not be deemed to be an admission that the filing persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

          (b)  Address of Principal Business Office:

               The following is the address of the principal business office of each of the filing persons:

               323 Railroad Avenue
               Greenwich, CT  06830

          (c)  Citizenship:

               Each of Messrs. Thomas W. Smith and Thomas N. Tryforos is a United States citizen.

          (d)  Title of Class of Securities:

               Common Stock, par value $.01 per share.

          (e)  CUSIP Number:

               462846 10 6

ITEM 3.   If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
          (c), check whether the person filing is a:

          Not applicable.

          If this Statement is filed pursuant to Rule 13d-1(c), check this box
          [x]

ITEM 4.   Ownership

          (a) Thomas W. Smith - 3,858,673 shares; Thomas N. Tryforos - 3,105,391 shares

          (b)  Thomas W. Smith - 7.0%; Thomas N. Tryforos - 5.7%

          (c) Each of Thomas W. Smith and Thomas N. Tryforos has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 3,081,640 shares; Thomas W. Smith has sole power to vote and dispose of 777,033 shares, and Thomas N. Tryforos has sole power to vote and dispose of 23,751 shares.

ITEM 5.   Ownership of Five Percent or Less of a Class

          Not applicable.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person

          Messrs. Smith and Tryforos in the aggregate beneficially own 3,430,331 shares in their capacities as investment managers for certain managed accounts. The managed accounts have the right to receive dividends from, and the proceeds from the sale of, the managed accounts' shares.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          Not applicable.

ITEM 8.   Identification and Classification of Members of the Group

          Not applicable.

ITEM 9.   Notice of Dissolution of Group

          Not applicable.

ITEM 10.  Certification

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                                       /s/ Thomas W. Smith
                                                 ------------------------------
                                                         Thomas W. Smith


                                                     /s/ Thomas N. Tryforos
                                                 ------------------------------
                                                       Thomas N. Tryforos

                             JOINT FILING AGREEMENT


     The undersigned agree that the foregoing Statement on Schedule 13G, dated February 14, 2001, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k) Dated: February 14, 2001

                                                       /s/ Thomas W. Smith
                                                 ------------------------------
                                                         Thomas W. Smith


                                                     /s/ Thomas N. Tryforos
                                                 ------------------------------
                                                       Thomas N. Tryforos